EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State of Formation and Organization	Trade Name

Damascus Centre, LLC	New Jersey

Westwood Hills, LLC	New Jersey	Westwood Hills

Wayne PSC, LLC	New Jersey	Preakness S/C

Grande Rotunda, LLC	Maryland

WestFREIT, Corp.	Maryland

FREIT Regency, LLC	New Jersey	Regency Club

Station Place on Monmouth, LLC	New Jersey	Station Place

Berdan Court, LLC	New Jersey	Berdan Court

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